June 30, 2006

Mr. Kin Shing Li
Chief Executive Officer
Great Wall Acquisition Corporation
660 Madison Avenue, 15th Floor
New York, New York 10021

RE: Great Wall Acquisition Corporation
Registration Statement on Form S-4
Amendment 1 Filed May 15, 2006
File No. 333-134098

Form 10-KSB for the period ending December 31, 2005
File No: 000-50550

Dear Mr. Li:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note the disclosure that "the affirmative vote on all proposals of a majority of Great Wall's common stock, including a majority of the Great Wall common shares issued in its initial public offering (Public Shares) voting in person or by proxy at the meeting, will be required to approve the Acquisition." Please reconcile with the disclosure contained in the company's IPO Prospectus wherein such approval was not limited to those public stockholders voting in person or by proxy: ("We will proceed with the business combination only if the public stockholders, who own at least a majority of the shares of common stock sold in this offering, vote in favor of the business combination and public stockholders owning less than 20% of the shares sold in this offering exercise their conversion rights.")

   Consistent with the other shareholder protections built in to the company's IPO, it would appear that the company set a higher threshold for business combination approval than that required by Delaware General Corporation Law. Please conform the procedures outlined in your Form S-4 to match those contained in the company's IPO prospectus or provide the Staff with a legal analysis as to the company's ability to change the terms of its business combination procedures, including:

   > How would such a heightened requirement comport with ARTICLE SIXTH A of Great Wall's current Articles of Incorporation? ("Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the GCL. In the event that the holders of a majority of the outstanding Voting Stock vote for the approval of the Business Combination, the Corporation shall be authorized to consummate the Business Combination; provided that the Corporation shall not consummate any Business Combination if 20% or more in interest of the holders of IPO Shares (defined below) exercise their conversion rights described in paragraph B below.");

   > As noted above, would such a heightened requirement be consistent with the disclosure in the company's prospectus and, if not, how would the company propose to remedy such an inconsistency; and

   > What are the consequences to the company of such an inconsistency?

   We may have further comment.

2. We note that you have not included most of the disclosure with respect to rescission rights available to Great Wall stockholders shareholders that was present in the company's March 8, 2006 Proxy. In all appropriate locations throughout your registration statement, please disclose the rescission rights available to Great Wall stockholders. Emphasize that shareholders could realize more from a rescission action than they could from a conversion of their individual share of the Trust Account.

3. We note the statement throughout filing that "By obtaining the Letters of Undertaking from the majority ChinaCast shareholders, the period in which Great Wall could complete the Offer was extended." Please reconcile with the disclosure contained in your Proxy of March 8, 2006. It would appear that the period was in fact extended by proposing the amendment to its articles of incorporation, which was not contemplated in the company's IPO prospectus and therefore gave rise to the rescission liability discussed in the immediately preceding comment. Please revise all documents in your filing which contain such statement.

4. We note the disclosure throughout your registration statement that Great Wall "is in the process of seeking standby credit facilities to ensure that it has sufficient funds to pay all of the ChinaCast shareholders electing cash instead of Great Wall stock." Please disclose the status of the company's search and why no such credit facilities have been obtained since the approval of the company's Extension Amendment on March 21, 2006, as the company disclosed it would in its Definitive Proxy filed March 8, 2006.

5. We note the disclosure that Great Wall "is in the process of seeking to obtain…confirmation [of continued interest in the proposed acquisition] from the ChinaCast Majority," which is the same disclosure as was contained in Great Wall's Definitive Proxy of March 8, 2006. Please disclose in your summary section the current status of the effort to reconfirm and explain why reconfirmation has not yet been obtained even though the company has disclosed that it has been attempting to do so for several months. Include a Q&A with respect to the issue and include specific reference to the July 13, 2006 deadline and its impact if reconfirmation is not obtained by such time.

6. Throughout your registration statement, clearly disclose the effect of conversion of all outstanding convertible securities issued by each of the target and acquiror. On the Great Wall side, taking the outstanding warrants into consideration and using a minimum ChinaCast shareholder approval (51.15%), it would appear that the former ChinaCast shareholders would not have control of the company post-transaction.

7. We note the disclosure throughout your registration statement and the company's periodic filings since September 13, 2005 that "ChinaCast is one of the leading providers of e-learning services <u>and content</u> to K-12 schools, universities, government agencies and corporate enterprises in the PRC." Please provide the basis for your claims, in your Form S-4 and every periodic report in which it appears, that ChinaCast is one of the leading providers of content, as opposed to e-learning services. If true, please clarify at each discussion of content in your S-4 that ChinaCast does not generate any content on its own, but merely provides broadcast capabilities, the software platform, and technical expertise, while content is generated by ChinaCast business partners.

   On this point, we specifically note the discussion on pages 32 and 33 under the heading "Products and Services," which appears to suggest that ChinaCast may transmit content produced by others but it does not produce any content itself.

   We also note the discussion in a report commissioned by WR Hambrecht + Co, the entity you disclose to have located ChinaCast as a target for you, stating that ChinaCast "historically has not produced content. It has focused instead on providing e-learning services, while some notable competitors produce branded content. Recent acquisitions and JVs, most notably Modern English and Tsinghua Tongfang, provide the Company with branded content. Additionally, degree granting for distance learning will always stay in the hands of the providing university, in our opinion."

   However, with respect to such "recent acquisitions," we note the transaction with Modern English does not appear to have closed and the transaction with Tsinghua Tongfang is a joint venture which did not close until October 2005.

   Finally, we note the disclosure contained on pages F-14 and F-16 of your financial statements that:

   - "The Group's revenues are primarily derived from satellite bandwidth and network access services and to a lesser extent, sales of satellite communication related equipment and accessories." and

▪ "Segment Reporting: The Group's revenue and net income are substantially derived from provision of satellite bandwidth and network access services throughout the PRC. Most of the assets and capital expenditure of the Group are employed in the PRC. Accordingly, all financial segment information is as presented in the accompanying consolidated financial statements."

8. Additionally, since the disclosure noted in the immediately preceding comment has been provided by Great Wall since the announcement of the ChinaCast transaction on September 13, 2005, please provide an analysis as to any liabilities to Great Wall that result.

9. Please provide us with a legal analysis as to how, in the event of a liquidation and dissolution, the company will comply with Sections 275, 278, 280 and/or 281(b) of the Delaware General Corporation Law and disclose in the prospectus the procedures that the company will undertake to comply. Also, revise the disclosure throughout the prospectus to include the effect that this provision will have upon the stockholders' rights to receive their portion of the trust in the event of liquidation. In addition, please include a discussion as to how the funds held in trust could be subject to a state debtor/creditor and Federal bankruptcy proceeding by the company. Finally, in an appropriate section, please provide a detailed discussion of the procedures that the company will use to liquidate the trust account, return money to investors and dissolve the company, in the event that such actions become necessary, and include the costs of such dissolution. Include specific discussion of all liabilities owed to service providers, contingent or otherwise.

10. We note the disclosure on throughout your filing that "Messrs. Li and Tang are incurring additional potential liability before knowing whether their indemnity obligations will be called upon or not." In every instance, balance such statements with the disclosure you otherwise mention only once: "Great Wall cannot assure you that Messrs. Li and Tang would be able to satisfy their obligations if material liabilities are sought to be satisfied from the IPO trust account."

Questions and Answers about the Acquisition

11. We note the statement in Q&A No. 8 that Mr. Li will not continue as a director of Great Wall upon any acquisition of ChinaCast. We also note the statement in Q&A No. 7 that Mr. Li believes stockholders will benefit from Great Wall's

ownership of ChinaCast. Please discuss within Q&A No. 7 whether he will sell any of his holdings in Great Wall, including his unexercised warrants and their underlying securities. If so, discuss the amounts and how such actions reconcile with his recommendation of the transaction and his statement that stockholders will benefit from it.

Summary, page 1

12. We note the disclosure on page 5 that Jack Silver holds 150,000 Public Shares. Reconcile with the amount provided elsewhere in your registration statement. Has he sold any of the shares he bought in the company's IPO?

13. Please clarify and simplify your disclosure with respect to the indemnity obligations of Messrs. Li and Tang. We especially note your discussion on pages 6 and 25:

"All rights specified in its charter of Great Wall's directors and executive officers to be indemnified by Great Wall, and of Great Wall's directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after the Acquisition. If the Acquisition is not approved and Great Wall liquidates, its ability to perform its obligations under those provisions will be substantially impaired, however, since it will cease as a result of being required to be liquidated and dissolved within 60 days of, at the latest, December 31, 2006. If the ChinaCast acquisition is ultimately completed, the combined company's ability to perform such obligations will probably be substantially enhanced, and the possibility that Messrs. Li and Tang will be required to perform their obligations under the indemnity agreements referred to above will be substantially lessened. As noted above, however, their potential indemnity liability will increase before they know whether their indemnity obligations will be called upon or not."

Do you mean to state:

"All rights specified in its charter of Great Wall's directors and executive officers to be indemnified by Great Wall, and of Great Wall's directors to be exculpated from monetary liability with respect to prior acts or omissions, may continue after an Acquisition. If the Acquisition is not approved and Great Wall liquidates, such indemnification rights would cease."?

14. Please provide us with a calculation showing how you determined the minimum ownership amounts of former ChinaCast stockholders of 74.1% and 84.8%. Also revise to disclose if this range is based on 100% current ChinaCast shareholders electing the stock offer for their shares.

15. Please revise your discussion here and throughout your filing to clarify your relationship with CCL. It is unclear if your reference to the "Beijing Branch" as part of the consolidated "Satellite Operating Entities" relates only to CCL's headquarters in Beijing. If this is the case, please disclose your relationship with the other locations of CCL (i.e. Shanghai, Hong Kong and Singapore) and the difference in operations (e.g. number of employees, products, revenues, product offerings, etc.). Also, revise your diagram on page 35 to reflect these "branches" of CCL accordingly.

16. We note on page 38 of ChinaCast's 2005 annual report that CCLX and CCL are related parties in which ChinaCast's directors "have both direct and indirect equity stakes." We further note that your Chief Operating Officer owns 10% of CCLX. Please revise your disclosure here and throughout your filing to discuss all direct and indirect equity interests in CCL and CCLX.

Risk Factors, page 8

17. In general, this section should be revised in order to disclose and discuss particular risks to the company or the offering. Risk factors must be concise and organized logically. Do not present risks that could apply to any issuer or any offering. Explain how the risk affects the issuer or the securities being offered. Set forth each risk factor under a subcaption that adequately describes the risk. Additionally, several risk factors are simply statements that do not discuss the particular risk contemplated. Please revise this entire section accordingly.

18. We note your statement in Risk Factor 2 that Li Wei's personal interests in ChinaCasts's dealings with the Satellite Operating Entities may be different from and/or adverse to the interests of ChinaCast and its stockholders. Clarify and disclose all personal interests. Disclose how they may be different if the SOEs are effectively required to pass along all profits to the various ChinaCast entities. Disclose the same for all persons who may be similarly situated.

19. We note your statement in Risk Factor 4 that "ChinaCast and the Satellite
    Operating Entities have expanded their operations rapidly during the last several
    years…This expansion has created significant demands on administrative
    operational and financial personnel and other resources, particularly the need for
    working capital. Additional expansion in existing or new markets and new lines
    of business could strain these resources and increase the need for capital, which
    may result in cash flow shortages. ChinaCast's or the Satellite Operating Entities'
    personnel, systems, procedures, and controls may not be adequate to support
    further expansion."

    Please discuss how the Great Wall acquisition will affect such demands on
    capital. At minimum, it would appear that ChinaCast will be placed under even
    heavier demands for capital due to:

    - the potential recission liability existing as a result of Great Wall's charter
      amendments;

    - The outstanding liabilities due to service providers since the
      announcement of the transaction;

    - Liabilities that would exist if any ChinaCast shareholders elect cash
      instead of Great Wall securities; and

    - Liabilities that would exist if any Great Wall shareholders elect to convert
      their shares.

20. In Risk Factor 5, detail all of the "other expenses."

21. We note the statement in Risk Factor 9 that " As there are no independent market
    surveys of ChinaCast's business segments, ChinaCast is unable to ascertain its
    market share compared to its competitors." We also note the disclosure on page
    25 with respect to valuation analysis, financial projections, and due diligence. We
    also note the statement on page 34 "ChinaCast is one of the first distance learning
    providers using satellite broadband services, and is the market leader in this
    segment." We further note the "Investment Research" report commissioned by
    WR Hambrecht + Co, the entity you disclose to have located ChinaCast as a
    target for you, stating that "ChinaCast is the leading service provider in [the
    University Distance Learning sector], having contracts with 20 of the 68
    institutions." Please clarify and reconcile.

22. We note the statement in Risk Factor 10 that " Chinese legal advisers have opined that ChinaCast's performance under the technical services agreement with CCLX complies with applicable Chinese laws and regulations, and ChinaCast complies with PRC laws and regulations." Please attach such opinion as an exhibit to your next amendment.

23. We note the discussion in Risk Factor 20 of the dilutive effect that Great Wall stock to be issued pursuant to the Stock Offer. Please additionally include discussion of the impact that the Insider Warrants and Underwriter's Purchase Option will have.

24. We note the discussion of conflicts contained in Risk Factor 25. Please additionally include discussion of the conflicts that result from Mr. Li's indemnification obligation.

Selected Unaudited Pro Forma Combined Financial Information, page 17

25. Please revise your presentation of pro forma revenue to reconcile to your pro forma statements of operations presented on pages 52 and 53.

Comparative Per Share Information, page 18

26. Show us how you calculated the Great Wall minimum stock tender amount of 4,612,781. Based on the balance sheet presentation of outstanding shares of 5,515,975 and common stock subject to redemption of 902,744, it appears the minimum stock tender amount would be 4,613,231.

27. ChinaCast's diluted earnings per share for the years ended December 31, 2004 and 2005 does not reconcile to the statements of operations presented on F-4. Please advise or revise.

28. Please revise your disclosure in note (6) to describe the source of the warrants. It is unclear how this number of incremental shares was determined and how the transaction results in the issuance of these warrants.

The ChinaCast Acquisition, page 23

29. Please disclose the exact date and circumstance(s) upon which Great Wall first became aware of ChinaCast, and first had discussions with ChinaCast, as you partially discuss on page 24.

30. Disclose the identity of the SPAC from which ChinaCast shareholders entertained an offer, as you discuss on page 24.

Interest of Great Wall's Management in the Acquisition, page 25

31. Please update to the latest practicable date and provide a detailed breakdown of all amounts subject to the indemnification.

32. We note the discussion: "If the Acquisition is not approved and Great Wall is therefore required to liquidate….The possibility that Messrs. Li and Tang will be required to perform their obligations under the indemnity agreements… will be substantially increased." Please clarify and revise. It would appear to the Staff that if Great Wall liquidates, it would be more than just a "possibility" that Messrs. Li and Tang will be required to perform such obligations pursuant to the agreements.

33. We note the amounts provided in the fourth bullet point under this section. Please disclose how much Potter Anderson was paid for their services and the manner in which they were paid. Additionally, please disclose agreements with Loeb & Loeb with respect to payment for their services as it appears that the firm has billed only $1,000 for the entire period from February 26, 2006 to May 10, 2006.

Great Wall's Reasons for the Acquisition and Its Recommendation, page 26

34. Please expand and clarify within your disclosure the basis for Mr. Li's conclusion that the Acquisition "is in the best interests of Great Wall's stockholders."

    We note the following disclosure on page 28:

    ▪ "Mr. Li believes that because of his financial skills and background, he was qualified to make this analysis himself and conclude that the Acquisition of ChinaCast met the 80% of net assets requirement without recourse to an independent source."

    ▪ "The foregoing discussion of the information and factors considered by the Great Wall Board is not meant to be exhaustive, but includes the material information and factors considered by it."

    It appears that the only factor considered was whether ChinaCast met the 80% test. Please disclose how, if the only factor considered was whether the acquisition met the 80% test, as suggested by the disclosure quoted above, Mr. Li was able to conclude that the Acquisition "is in the best interests of Great Wall's stockholders."

Information About ChinaCast, page 31

35. We note the statement "References to ChinaCast mean ChinaCast Communication Holdings Limited, the parent company publicly traded on the Singapore Exchange, or collectively to ChinaCast, its subsidiaries and CCLX, as the context requires." Please remove such statement and provide consistent abbreviations for each of the ChinaCast entities. With the number of entities at issue, it would appear that simple reference to "ChinaCast" could be unclear to investors.

Business Strategy, page 33

36. We note the statement "It strives to maximize customer loyalty and increase margins by offering additional services not offered by traditional service providers. ChinaCast intends to continue to develop for these segments new products and services that integrate broadband multimedia delivery with quality educational content." Please clarify the additional services, new services, and new products that ChinaCast intends to offer.

Corporate Structure, page 34

37. Please substantially revise and clarify this section. It appears to have been cut and pasted from another document (e.g., "please refer to our Prospectus dated 30 April 2004 for details of the relationship between the Group and the SOE.") Please explain the purpose(s) for the holding company structure described. Please disclose all minority owners. Please disclose all owners of all the "Satellite Operating Entities."

38. Please reconcile the ownership percentages of each entity listed in your diagram with those in Note 1 of ChinaCast's financial statements on F-7. For example, it appears CCT Shanghai has a 49.3% interest in Tongfang Education, not 50% as presented.

ChinaCast's Contractual Arrangements with the Satellite Operating Entities, page 35

39. Please file a copy of the Technical Services Agreement, and all amendments thereto, as an Exhibit to your next amendment.

40. We note the following statements on page 36:

   ▪ "Cost and expenses. ChinaCast Shanghai is responsible for the operating expenses which have been reasonably incurred."

   ▪ "ChinaCast Shanghai is not responsible for any operating expenses that exceed the budgeted amount, unless it consents in its absolute discretion to bear them."

   Please reconcile.

41. Please revise your disclosure to discuss your relationship with CCLBJ, the products and services offered by CCLBJ and how the management fee is determined.

Technical Services Agreement between CCLX and ChinaCast Shanghai, page 36

42. Please revise your disclosure of services provided to be more specific as to the products and services offered by CCLX. Based on your disclosure it remains

unclear if CCLX generates revenues solely from the sale of satellite broadband service and related equipment or if CCLX also generates revenues from e-learning services. Also, disclose if and how CCLX's revenues fall within the product and service offerings of ChinaCast as described on page 32.

Management's Discussion and Analysis, page 39

43. We note your disclosure of the sources of product revenues for 2005 (e.g. 41% of revenues from K-12 educational services). Please revise to present this information for 2004 and discuss the activities that generated these revenue variances between periods.

Revenue and Cost Allocation Agreement, page 37

44. Please file a copy of the Revenue and Cost Allocation Agreement, and all amendments thereto, as an Exhibit to your next amendment.

Government Regulations, page 38

45. We note your disclosure that "After December 11, 2003, foreign capital will be allowed to reach 50% of the total equity interests of CCLX, but the ultimate proportion of the foreign capital of CCLX shall not exceed 50% under current PRC regulations and WTO promises." Please disclose why the group's structure has not changed to provide for foreign ownership after December 11, 2003.

Competition, page 38

46. Please reconcile this section with Risk Factor 9.

Results of Operations, page 41

47. Considering that CCL has pledged it rights in CCLX to CCT Shanghai, please provide an in-depth discussion why CCL is transferring contracts to CCLX without any apparent consideration.

48. Please revise your disclosure for each period to describe and quantify underlying material activities that generate revenue and cost of revenue variances between periods. Your revised disclosures should provide information that would assist an investor in making a well informed investment decision. This can be achieved by

providing information (in a comparative format), such as key performance indicators or key metrics that you utilize in evaluating your business (e.g. changes in enrollment, pricing variances, etc.), and including a detailed discussion of the year over year variances. An example might be revenue and costs attributed to each product line (described on page 32) and the change between periods.

Unaudited Pro Forma Financial Statements

49. Please revise your pro forma statements of operations on pages 52 and 53 to present basic and diluted earnings per share of ChinaCast.

50. Please revise your pro forma statement of operations on page 51 to appropriately reflect the pro forma combined cash and cash equivalents balance of $(1,532) as a liability.

51. On page 54, you present the Great Wall's weighted average shares, assuming maximum approval, as 515,975. This appears to be a typographical error. Please revise.

China Cast Financial Statements
Statements of Operations, F-4

52. Tell us why you believe the presentation of the management fee as a reduction of operating expenses is appropriate versus presentation as other income or revenue.

Notes to Financial Statements
General

53. Considering the information presented in your 2005 annual report (www.chinacastcomm.com), tell us whether your two revenue categories (i.e. services and equipment), your four principal product lines (i.e. post secondary education distance learning services, K-12 educational services, enterprise segment, etc.) or your satellite bandwidth and e-learning businesses represent separate operating segments as defined in paragraph 10 of SFAS 131 and the basis for your determination. If they represent separate operating segments, please revise to include the disclosures required by paragraphs 25 – 28 of SFAS 131. In this connection, please expand MD&A to analyze sales, profitability and the cash needs of each segment. Refer to Section 501.06.a of the Codification of Financial Reporting Policies.

Note 1 – Organization and Principal Activities, F-7

54. We note you have determined that CCLX is a variable interest entity and is consolidated in your financial statements. Please revise your notes to provide disclosures related to CCLX in accordance with paragraph 23 of FIN 46(R). Also, provide us with your FIN 46(R) analysis of CCLX, including the equity investment at risk, how you determined the primary beneficiary and your analysis of which entity will absorb a majority of the expected losses.

55. In connection with the comment above and your disclosure in Note 14, we note the investors of CCL have pledged their shares to CCT Shanghai. Tell us how you accounted for your relationship with CCL in accordance with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of ARB 51 and FIN 46(R). Please advise or revise accordingly.

56. You disclose that you primarily act as a service provider in the satellite communication industry. Please revise your disclosure to provide a discussion of your e-learning initiatives and products and services offered similar to that disclosed on page 32.

57. Please revise your disclosure to include a discussion why the minority interest in CCLX is recorded at the original investment of the minority investors, and not the current portion of their equity investment.

Note 2 – Summary of Significant Accounting Policies
(l) Revenue Recognition, F-10

58. We note you generate revenue from your Post Secondary Education segment based on "turn-key packages" (hardware, software and broadband network services) and your Enterprise/Government segment based on hardware, software and monthly services fees.

Please revise your revenue recognition policy to disclose the policies for accounting for multiple elements under the arrangement (consider the guidance of SOP 97-2 and EITF 00-21). Also, ensure your revised revenue recognition policy discloses how each of the four criteria of SAB 104 specifically applies to each of your revenue streams (e.g. service and content subscription fees, training, hardware sales, etc.). Disclose the significant contract terms and conditions, including any customer acceptance provisions, warranties and other post-delivery obligations and the related accounting policies (consider the guidance of SFAS 48). Your MD&A should include a discussion of these critical accounting policies and their impact on the financial statements.

Note 3 – Acquisition, F-14

59. It appears you accounted for the acquisition of a 49.3% interest in Tongfang Education using the purchase method based on your control of Tongfang Education's Board of Directors. Based on paragraph 9 and footnote 5 of SFAS 141, a business combination occurs when one company acquires, directly or indirectly, over fifty percent of the outstanding voting shares of another company. SFAS 141 does not address transaction in which control is obtained through means other than an acquisition of net assets or equity interest. Tell us how your accounting treatment (i.e. purchase method) is consistent with GAAP and cite the specific authoritative literature you used to support your conclusion. In your response, please address the applicability of APB 18. Please advise.

60. Please expand your disclosure here and throughout your filing to describe the relationship (e.g. direct ownership, etc.) between Tongfang Education and ETS as well as the terms and conditions of Tongfang Education's entitlement to "100% of the benefits from the operating right of ETS."

Note 12 – Redeemable Convertible Preference Shares, F-18

61. It appears the Series A and Series B preferred shares were converted to common stock and are no longer outstanding at December 31, 2005. Please revise your disclosure to discuss the timing and facts and circumstances related to the conversion. Show us how you determined the premium amount and provide us with a discussion detailing your accounting treatment, including references to the appropriate authoritative guidance.

Great Wall Financial Statements
General

62. We note that the warrants included in the units sold in your initial public offering were classified as equity. Given that the offer and sale of the warrants and the securities underlying the warrants included in your initial public offering were included in the "units" being registered, the offer and sale of the underlying

securities were registered at the time of effectiveness. As a result, it appears you will be required to file timely updates to this registration statement and deliver a current prospectus at the time such warrants are exercised. In light of this fact, please tell us how you considered the guidance in paragraphs 14-18 of EITF 00-19, which would appear to require you to account for the warrants as liabilities marked to fair value each period through the income statement. Paragraph 14 of EITF 00-19 states that if the contract allows the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract, and as a result liability classification will be required. Paragraph 17 of EITF 00-19 states that if the contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement is permitted or required, and the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Please tell us how you have considered the guidance in EITF 00-19 in your accounting treatment for your warrants. Tell us whether you intend to restate your financial statements to classify the warrants as liabilities and to subsequently adjust the warrants to fair value for all periods from the initial public offering date through March 31, 2006. If not, please explain, in as much detail as necessary, why you believe that equity classification is appropriate. We may have additional comments after reviewing your response.

63. In conjunction with your extension amendment to your certificate of incorporation you disclosed on page 15 that holders of shares from your initial public offering may have securities law claims against you for rescission. Tell us how you have accounted for these claims related to your initial public offering and where they have been disclosed in your financial statements. In your response, please reference the appropriate authoritative guidance supporting your accounting treatment.

64. Tell us where you have recorded approximately $507,000 (RMB 4,094) of transaction costs at December 31, 2005 reimbursable to ChinaCast (as disclosed in ChinaCast's notes to financial statements on F-15). Also, revise your footnotes to include disclosure related to this commitment.

Notes to Financial Statements
Note 4 – Commitment, F-37

65. Please revise your note to include commitments to WR Hambrecht and Broadband Capital Management LLC as disclosed in bullet point four on page 25.

Note 9 – Post Balance Sheet Events – unaudited, F-38

66. We observed that Note 9 has been designated as "unaudited." Considering the audit report is specifically dual dated to reference Note 9, it is our understanding that this note should be audited. Please advise or revise.

Other Regulatory

67. Please provide current consents, and update your financial statements in accordance with Rule 3-12 of Regulation S-X.

68. Your current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or Mike Karney, who supervised the review of your filing, at (202) 551-3847.

Sincerely,

John Reynolds
Assistant Director

cc: Mitchell S. Nussbaum (by facsimile)
        212.407.4990